UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 14, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 February 2024 entitled ‘Directorate Change’.

14 February 2024
HATEM DOWIDAR TO JOIN VODAFONE'S BOARD AS A NON-EXECUTIVE DIRECTOR

On 11 May 2023, Vodafone Group Plc ("Vodafone") and Emirates Telecommunications Group Company PJSC ("e&") announced they had entered into a strategic relationship agreement. Under the terms of this agreement, the Group Chief Executive Officer of e&, Hatem Dowidar, would join the Vodafone Board as a Non-Executive Director, subject to receipt by e& of the required regulatory approvals.

Vodafone today announces that those regulatory approvals have been obtained and Hatem Dowidar will be joining the Board as a Non-Executive Director with effect from 19 February 2024.  Hatem will also be appointed as a member of the Nominations & Governance Committee with effect from the same date.

He brings 30 years of experience in multinational companies, and 24 of these have been spent in the telecommunications sector. Hatem began his career in AEG/Deutsche Aerospace (Daimler Benz Group) in Egypt, before moving into marketing at Procter & Gamble, where he held several managerial roles.

Prior to joining e&, Hatem held various leadership positions at Vodafone, including Regional Director Emerging Markets, CEO of Vodafone Egypt, CEO of Vodafone Malta, and CEO of Partner Markets, which covered Vodafone's partnership agreements in over 45 markets around the world.

Hatem joined e& in September 2015, initially as Group Chief Operating Officer before being appointed Group CEO in 2020.

Jean-François van Boxmeer, Chair of Vodafone, said:
"I am delighted that Hatem will be joining Vodafone's Board. He brings extensive experience within the telecommunications industry and has held senior positions across a range of companies in the Middle East, Africa and Europe. His appointment will further strengthen our strategic partnership."

Hatem Dowidar commented:
"I look forward to joining the Board of Vodafone and working with Jean-François and my fellow Board members to support the rapid transformation being undertaken by Margherita Della Valle and the management team."

Pursuant to Listing Rule 9.6.13R, the details of all directorships held by Hatem in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a director, is noted below. It is confirmed there are no other disclosures required in addition to this and the above information.

External appointment to publicly quoted company:	Date of resignation, if no longer current
Pakistan Telecommunications Company Ltd	22 May 2023
Etihad Etisalat Company (Mobily)	n/a
Maroc Telecom	n/a
BlackRock Frontiers Investment Trust Plc	n/a

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 14, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary